April 11, 2014

VIA EDGAR SUBMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. Larry Greene

Re: Prudential Investment Portfolios 2:

Post-Effective Amendment No. 17 to the Registration Statement under the Investment Company Act of 1940

Investment Company Act No. 811-09999

Dear Mr. Greene:

We previously filed through EDGAR on April 1, 2013 on behalf of Prudential Investment Portfolios 2 (the “Registrant”) Post-Effective Amendment No. 16 to the Registration Statement under the Investment Company Act (the “1940 Act”) (the “Amendment”). The Amendment was filed only under the 1940 Act since the shares of the series of the Registrant are not publicly offered. Consistent with our prior 1940 Act-only filings, we did not anticipate receiving comments from the staff on the Amendment.

This letter is intended to respond to your comments that you had previously discussed with Claudia DiGiacomo with respect to the Amendment.

For your convenience, a summary of your comments are included herein and the responses are keyed accordingly, as set forth below. Capitalized terms used herein, and not otherwise defined, have the respective meanings assigned in the Amendment.

GENERAL

1.	Comment: Please respond to these comments in a writing filed on EDGAR, include the appropriate responses in such writing and conform the disclosure throughout the registration statement to reflect revisions made in response to comments on specific sections of the registration statement.

Response: The Registrant will respond to the comments in a writing that is filed on EDGAR, and will include the appropriate responses in such writing. The disclosure in the Registrant’s registration statement has been revised to reflect revisions made in response to comments as applicable.

2.	Comment: Please review the Registrant’s derivatives disclosure in light of the Letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute, Derivatives-Related Disclosures by Investment Companies (July 30, 2010).

Response: The Registrant has considered the Letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute, Derivatives-Related Disclosures by Investment Companies (July 30, 2010) and submits that its disclosure is appropriate based on the guidance given in this letter.

3.	Comment: Please confirm that the font size used throughout the filing conforms to regulatory requirements.

Response: The Registrant confirms that the font size is consistent with applicable regulatory requirements.

4.	Comment: Please consider including additional risk information to the language pertaining to subprime mortgages.

Response: The Registrant reviewed its current disclosure in light of its anticipated investments and respectfully submits that additional disclosure is not necessary.

5.	Comment: Please confirm that the Registrant’s facing page refers only to the Registration Statement under the 1940 Act (no reference to the Securities Act of 1933).

Response: The Registrant confirms that the Amendment was filed only under the 1940 Act. As noted above, shares of the Registrant’s series are not publicly offered, but are available for purchase only by investment companies managed by Prudential Investments LLC (“PI”) and certain current and future investment advisory clients of Prudential Investment Management, Inc. (“PIM”).

PROSPECTUS

6.	Comment: Under the Investment Objectives and Policies for the Short-Term Bond Fund, (a) please explain how investments in debt obligations with “a remaining average life of three years or less is consistent with Section 35(d) of the Investment Company Act and Rule 35d-1 thereunder (the “Names Rule”); and (b) please confirm that the Fund’s policy of investing at least 65% of its total assets in debt obligations with a remaining average life of three years or less is consistent with the Names Rule.

Response: The Fund has a policy of investing at least 80% of its investable assets in money market obligations, bonds and other fixed income debt obligations such as U.S. Government securities, mortgage-backed securities, asset-backed securities, foreign securities and other short-term debt obligations. The Fund also has a policy of investing at least 65% of its total assets in debt obligations with a remaining average life of three years or less. The Registrant respectfully submits that these policies are in compliance with the Names Rule. According to the Frequently Asked Questions about Rule 35d-1 (Dec. 4, 2001) (the “FAQs”), a fund with “short-term” in its name does not have to invest at least 80% of its assets in short-term bonds, but “[t]he Division takes the position that a ‘short-term,’ ‘intermediate-term,’ or ‘long-term’ bond fund should have a dollar-weighted average maturity of, respectively, no more than 3 years, more than 3 years but less than 10 years, or more than 10 years. Such a fund should, however, invest at least 80% of its assets in bonds in order to comply with rule 35d-1.” The Fund does have a policy of investing at least 80% of its investable assets in fixed income securities, consistent with the name “bond,” and it invests at least 65% of its assets in securities with a remaining average life of three years or less, which is consistent with the Division’s position about the meaning of “short-term.”

7.	Comment: For the Short-Term Bond Fund, please include a reference noting the placement of Fannie Mae and Freddie Mac into conservatorship.

Response: The disclosure includes the reference to placement of Fannie Mae and Freddie Mac into conservatorship. Thus, additional revisions are not necessary.

8.	Comment: For the Short-Term Municipal Bond Fund, please confirm that the (a) 80% test and the 65% test are consistent with the Names Rule and (b) explain whether the 80% test includes the federal alternative minimum tax (“AMT”).

Response: The Fund has a policy of investing at least 80% of the Fund's investable assets in municipal debt obligations that are exempt from Federal income taxes. The Fund also has a policy of investing at least 65% of its total assets in municipal debt obligations with a remaining average life of three years or less. The Registrant respectfully submits that the Fund’s policies are consistent with the Names Rule. As noted above, per the Division’s position set forth in the FAQs, a fund with “short-term” in its name does not have to have an 80% test tied to maturity, but it does have to have an 80% test with respect to bonds, which the Fund has. The Fund’s 80% test is consistent with Rule 35d-1, in that the Fund invests at least 80% of its investable assets in municipal debt obligations that pay interest exempt from federal income taxes. Its use of “municipal” rather than “tax-exempt” in its name indicates that it may include municipal debt obligations that pay interest subject to the AMT for purposes of the 80% test. In the FAQs, the staff stated that “funds that use the term ‘municipal’ rather than ‘tax-exempt’ may count securities that generate income subject to the alternative minimum tax toward the 80% investment requirement, while funds that use the term ‘tax-exempt’ may not.” Furthermore, the Fund’s 65% test in municipal debt obligations with a remaining average life of three years or less conforms with the Division’s position on the meaning of “short-term” in the FAQs.

9.	Comment: Please confirm either Patriot Act disclosure is included or that it does not apply to these funds.

Response: The Registrant respectfully submits that the disclosure now includes the reference to the Patriot Act. Thus, additional revisions are not necessary.

STATEMENT OF ADDITIONAL INFORMATION

10.	Comment: In the “Investment Restrictions” section, please confirm that the Registrant’s policy on borrowing is disclosed.

Response: We have confirmed that the requested policy is disclosed.

11.	Comment: Please confirm that the Registrant’s policy pertaining to the ability to make loans is disclosed.

Response: To the extent applicable, each series of the Registrant has sufficient disclosure with respect to its ability to make loans.

12.	Comment: Please review the disclosure related to Management Fees and confirm that it is consistent within the section.

Response: The disclosure was reviewed and the Registrant confirms that it is consistent.

13.	Comment: In the “Additional Information about the Portfolio Managers – Compensation and Conflicts of Interest” section, please identify the relevant benchmark used to measure compensation.

Response: The Registrant respectfully submits that the disclosure relating to portfolio manager compensation satisfies the requirements of Form N-1A.

The Registrant hereby acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Registration Statement; (ii) Commission staff comments or changes to disclosure in the Registration Statement in response to Commission staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement; and (iii) the Registrant may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions or comments with respect to the Amendment may be communicated to Melissa Gonzalez at (973) 367-7659.

Sincerely yours,

/s/ Melissa Gonzalez

Melissa Gonzalez

Director, Corporate Counsel